Filed Pursuant to Rule 433
Registration No. 333-111352
October 11, 2006
PRICING TERM SHEET

Issuer:	Principal Financial Group, Inc.
Title of Securities:	6.05% Senior Notes due 2036
Offering Size:	$500,000,000
Coupon:	6.05% per annum, payable semi-annually
Trade Date:	October 11, 2006
Settlement Date:	October 16, 2006
Maturity:	October 15, 2036
Treasury Benchmark:	4.500% due February, 2036
US Treasury Spot:	93-17
US Treasury Yield:	4.918%
Spread to Treasury:	118 basis points
Re-offer Yield:	6.098%
Price to Public:	99.343%
Gross Proceeds:	$496,715,000
Net Proceeds to Issuer:	$492,340,000
Optional Redemption:	Make-whole redemption at any time at a discount rate of Treasury plus 20 basis points
Minimum Denomination:	$2,000 x $1,000
Expected Credit Ratings:	A2/A*
Interest Payment Dates:	each April 15th and October 15th
First Pay Date:	April 15, 2007
Day Count Convention:	30/360
CUSIP:	74251V AA 0
Bookrunners:	Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and UBS Securities LLC
Co-Managers:	A.G. Edwards & Sons, Inc., Banc of America Securities LLC, Lehman Brothers Inc. and Wachovia Capital Markets, LLC
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-866-500-5408 or Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649.

*	A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.